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                             September 18, 2023

       Arthur Yu Chen
       Chief Financial Officer
       Futu Holdings Ltd
       11/F, Bangkok Bank Building
       No. 18 Bonham Strand W, Sheung Wan
       Hong Kong S.A.R., People   s Republic of China

                                                        Re: Futu Holdings Ltd
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-38820

       Dear Arthur Yu Chen:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 222

   1. We note your statement that you reviewed your register of members and publicly available documents
such as beneficial ownership reports on Schedules 13D or 13G in connection with your
required submission under paragraph (a). Please supplementally describe any additional
materials that were reviewed and tell us whether you relied upon any legal opinions or
third party certifications such as affidavits as the basis for your submission. In your
response, please provide a similarly detailed discussion of the materials reviewed and
legal opinions or third party certifications relied upon in
                                                        connection with the
required disclosures under paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your
 Arthur Yu Chen
Futu Holdings Ltd
September 18, 2023
Page 2
         determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3.       We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and
(b)(5) are provided
         for    Futu Holdings Limited or the VIEs.    We also note that your
disclosure in Note 1 to
         your financial statements on page F-11 indicates that you have consolidated foreign operating entities in Hong Kong and countries outside China that are not included in your
         VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and disclose the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
             With respect to (b)(3) and (b)(5), please provide the information required by (b)(3)
              and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any other questions.



FirstName LastNameArthur Yu Chen                                Sincerely,
Comapany NameFutu Holdings Ltd
                                                                Division of
Corporation Finance
September 18, 2023 Page 2                                       Disclosure
Review Program
FirstName LastName